Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 30, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10221
Convertible & Income Select Closed-End and ETF Portfolio, Series 9
(the “Trust”)
CIK No. 1926929 File No. 333-265650

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If any of the ETFs or Closed-End Funds in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs or Closed-End Funds.

Response:The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor’s affiliate, First Trust Advisors L.P. However, if the Trust’s final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor’s affiliate, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

2.Please include the small and/or mid capitalization risk given that the portfolio invests in securities of all market capitalizations.

Response:If the Trust has exposure to small and/or mid capitalization companies, appropriate risk disclosure will be added to the Trust’s prospectus. If the Trust does not have exposure to small and/or mid capitalization companies, the “Additional Portfolio Contents” disclosure will be revised accordingly.

3.If the Trust has exposure to any underlying Funds that invest in bonds that reference LIBOR, please add appropriate risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

4.Please update the “Interest Rate Risk” to reflect current market conditions.

Response:The Trust confirms that the “Interest Rate Risk” will be revised in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon